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                              October 28, 2022

       Thomas P. Gallagher
       Chief Executive Officer
       Miami International Holdings, Inc.
       7 Roszel Road, Suite 1A
       Princeton, NJ 08540

                                                        Re: Miami International
Holdings, Inc.
                                                            Amendment No. 4 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
25, 2022
                                                            CIK No. 0001438472

       Dear Thomas P. Gallagher:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form S-1

       Business
       Dorman Trading, page 121

   1. We note your acquisition of Dorman Trading, LLC (Dorman) on October 19, 2022.
                                                        Please provide us with
your significance test analysis performed in consideration of requirements under
Article 11 and Rule 3-05 of Regulation S-X. In addition, ensure that pro forma disclosures
contemplated under ASC 805 are included in a future amendment to the extent that they
are required for periods then presented.
   2.                                                   Please quantify the
total cash and equity consideration to be paid by you to
 Thomas P. Gallagher
Miami International Holdings, Inc.
October 28, 2022
Page 2
      acquire Dorman Trading.
3. Please tell us what crypto asset-related products are offered, executed, and / or cleared through Dorman and what responsibilities Dorman has with respect to related transactions. Your response should address but not be limited to the following:
          tell us which of these crypto-related products physically settle and have traded to date, and quantify volume trends;
          explain what types of revenue are or could be generated for you from these products, and quantify revenue trends for them;
          clarify whether Dorman fulfils any crypto-related orders using its own inventory, credit, or cash; and
          describe any differences with regards to settlement and delivery processes for crypto-
           related transactions executed, cleared, or otherwise facilitated by Dorman as compared to what is currently disclosed for your other entities.
4. Please clarify for us whether the business activities of Dorman result in changes related to crypto asset processes, such as but not limited to whether any of your entities now or will be expected to: (i) have control over crypto assets at any time; (ii) have access to private keys of crypto assets at any time; (iii) transact in crypto assets or execute crypto asset transactions; (iv) accept crypto assets as collateral or other forms of payment (and, if so, the types of assets accepted and under what circumstances); (v) custody crypto assets; or
      (vi) have crypto assets moving through your systems at any point.
5.    Please tell us how you considered whether your acquisition of Dorman and post-
      acquisition business changes your conclusion that Staff Accounting Bulletin 121 does not apply to you. To the extent that each aspect is applicable, your response should include, but not be limited to, addressing your involvement in ongoing reporting and customer service of users' crypto asset holdings; your ability (or lack thereof) to suspend users'
      access to their crypto holdings or related account; and whether any agent acting on
      Dorman's behalf safeguards users    crypto assets.
        You may contact Cara Lubit at 202-551-5909 or Marc Thomas at 202-551-3452 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams, Acting Legal Branch
Chief, at 202-551-3217 with any other questions.



                                                            Sincerely,
FirstName LastNameThomas P. Gallagher
                                                            Division of
Corporation Finance
Comapany NameMiami International Holdings, Inc.
                                                            Office of Finance
October 28, 2022 Page 2
cc:       Herbert F. Kozlov
FirstName LastName